FP HOLDINGS, INC.
                         5882 SOUTH 900 EAST, SUITE 202
                            SALT LAKE CITY, UT  84121
                                 (801) 269-9500




                              September  17,  2002



Ms.  Amanda  Gordon
United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.,
Washington,  DC  20549

     Re:  FP  Holdings,  Inc.
          SEC  File  No.  333-88006

Dear  Ms.  Gordon:

     Pursuant to Rule 477 of Regulation C, this letter is a formal request to withdraw the SB-2 Registration Statement originally filed on May 10, 2002 by FP Holdings, Inc. None of the Company's securities have been offered or sold. We are requesting withdrawal because we are negotiating sale of control of the Company to third parties who do not wish to pursue the registration at the present time.

     Please advise if you need any further information in order for the Commission to consent to our request to withdraw our registration statement.


                              Very  truly  yours,

                              /s/  John  Chymboryk
                              --------------------

                              John  Chymboryk
                              President